FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc
27 September 2004
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 26,794,818
Bank of New York Nominees - 5,708,270
Northern Trust - 1,205,386
Chase Nominees Ltd - 78,939,983
BT Globenet Nominees Ltd - 2,224,861
Midland Bank plc - 23,781,525
Cede & Co. - 125,800
Deutsche Bank Mannheim - 3,000
Bankers Trust - 6,939,900
Barclays Bank - 1,118,100
Citibank London - 30,900
Royal Trust - 37,900
Nortrust Nominees - 20,717,132
Royal Bank of Scotland - 287,600
MSS Nominees Limited - 197,000
State Street Bank & Trust Co - 154,900
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 155,100
Deutsche Bank AG - 7,700
HSBC Bank plc - 29,200
Mellon Bank NA - 543,700
ROY Nominees Limited - 238,400
Mellon Nominees (UK) Limited - 5,253,048
HSBC - 119,600
JP Morgan Chase Bank - 607,600

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

24 September 2004

12. Total holding following this notification

175,256,423 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

4.96%

14. Any additional information

Previously notified 5.069% on 26 January 2004

Shares in issue as at 27 September 2004 - 3,533,548,346

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

27 September 2004

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 September 2004                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary